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Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

April 23, 2021

VIA EDGAR

Elena Stojic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset Mortgage Opportunity Fund Inc.

Registration Statement on Form N-2, File Nos. 811-22369, 333-253996

Dear Ms. Stojic:

On behalf of Western Asset Mortgage Opportunity Fund Inc. (the “Fund”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 9, 2021 relating to the above-referenced registration statement on Form N-2 originally filed with the Commission on March 8, 2021, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

1.

Regarding the sub-section titled “Prospectus Summary—Who May Want to Invest” on page 1 of the Prospectus, please provide additional information in the first sentence of the last paragraph on page 2 regarding the “current market conditions” that create an opportunity to invest in mortgage-backed securities (“MBS”) at attractive prices.

The Fund confirms that it will revise its disclosure to provide additional information regarding current market conditions.

2.

The Consumer Financial Protection Bureau (“CFPB”) recently issued a compliance bulletin to mortgage servicers noting that “[m]illions of homeowners currently in forbearance will need help from their servicers when the pandemic-related federal emergency mortgages protection expire.” The bulletin also references a “tidal wave of distressed homeowners who will need help.” We note further that you believe current market conditions have created an opportunity

Securities and Exchange Commission	April 23, 2021

to invest in MBS at the discounted market valuations. Following the COVID-19 outbreak, the government has passed legislation and engaged in policies that may impact the types of MBS and commercial MBS that you invest in.

In the sub-section titled “Prospectus Summary—Investment Objectives and Strategies” on page 2 of the Prospectus, please consider enhanced strategies and risk disclosure addressing current market conditions, including any changes to the investment process, portfolio construction or related risks arising from the government’s response to the COVID-19 pandemic. Please also explain in any revised disclosure why you believe that current market conditions are favorable.

As disclosed in the Fund’s shareholder report for the fiscal year ended December 31, 2020, the Fund’s investments in MBS consist primarily of non-agency residential MBS and commercial MBS. Western Asset believes that broader consumer fundamentals have improved since the beginning of the COVID-19 crisis with increased savings rates, lower revolving consumer credit outstanding year over year and generally lower interest rates, all of which have contributed to decreased debt burden levels across the broader U.S. economy. While the commercial mortgage sector remains further behind in terms of recovery for certain property types hit hardest by the pandemic such as hotels and retail, Western Asset further believes that the release of multiple effective COVID-19 vaccines should be a positive catalyst for commercial non-agency mortgage spreads to continue recovering. Western Asset believes these developments should create investment opportunities for the Fund given the expectation of a resumption of travel and consumer spending generally. With respect to the non-agency residential MBS market, Western Asset notes that reports show an estimated 53-74% of loans that previously had a COVID-19 related forbearance impact have cured as of March 2021, with only 1-3% of those that have cured having had a loan modification. Thus, Western Asset believes that metrics surrounding mortgage delinquency rates and the percentage of borrowers which entered forbearance, but have subsequently cured, has improved steadily over the past year. Western Asset continues to monitor how the COVID-19 crisis will impact mortgage borrowers over time. More broadly, Western Asset’s investment philosophy and process has not changed as a result of COVID-19, although Western Asset’s investment process takes into account the virus’s impact on the broader economy and various fixed income sectors in making investment decisions. The Fund confirms that it will provide enhanced disclosure addressing current market conditions.

3.

Regarding the sub-section titled “Prospectus Summary—Leverage” on page 4 of the Prospectus, in light of the fact that the Fund has borrowings outstanding, please revise or qualify the statement that the Fund currently has “no intention to issue notes or debt securities or Preferred Stock.” Please also disclose the amount that has been drawn down under the Fund’s revolving credit agreement as of a recent date.

The Fund confirms that it will disclose the amount that has been drawn down under the Fund’s revolving credit agreement as of a recent date.

4.

Regarding the sub-section titled “Prospectus Summary—Leverage” on page 4 of the Prospectus, please disclose the amount of any borrowings outstanding in both dollars and as percentage of net assets as of a recent date.

The Fund confirms that it will disclose the amount of any borrowings outstanding in both dollars and as percentage of net assets as of a recent date.

Securities and Exchange Commission	April 23, 2021

5.

In the section titled “Summary of Fund Expenses” on page 17 of the Prospectus, please revise the line item “Interest Payment on Borrowed Funds” to include costs related to short selling, as appropriate, or explain supplementally why such costs are not applicable to the Fund.

The Fund confirms that dividends on short sales are not included as a line item in the fee table because the Fund had less than 1 basis point of such expenses during its most recent fiscal year.

6.

Regarding the section titled “Summary of Fund Expenses” on page 17 of the Prospectus, please explain the difference between the net and gross annual expenses in the expense table and the net and gross annual expenses for the fiscal year ended December 31, 2020 reflected in the section titled “Financial Highlights” on page 19 of the Prospectus.

The Fund notes that the net and gross annual expenses for the fiscal year ended December 31, 2020 reflect higher leverage expenses, due to increased costs of borrowing. For the upcoming fiscal year, the Fund expects to incur lower borrowing costs on an annualized basis in 2020, and such change is reflected in the expense table. In addition, the Fund notes that operating expenses are expected to be lower—and reflected as such in the expense table—due to an increase in assets under management that would occur if the Fund sells the shares of common stock it plans to register on this registration statement. Finally, the Fund notes that the net annual expenses for the fiscal year ended December 31, 2020 reflects a fee waiver that is not reflected in the expense table for this year’s prospectus because the fee waiver will terminate on January 2, 2022.

7.

Footnote five in the section titled “Summary of Fund Expenses” on page 17 of the Prospectus states that the Fund’s fee waiver will terminate on January 2, 2022. Please revise the footnote and the expense table, as necessary, in light of the requirement that a fee waiver must be in effect for at least 12 months from the effective date of the Registration Statement.

The Fund confirms that it will revise the footnote and expense table to remove the fee waiver.

8.

Regarding the section titled “Financial Highlights” on page 19 of the Prospectus, please explain supplementally the primary driver(s) of the Fund’s performance (i.e., investment strategy, positons and economic factors) that contributed to the Fund’s loss from operations in 2020.

The Fund’s exposure to non-agency residential MBS credit risk transfer securities issued by Fannie Mae and Freddie Mac detracted from performance. The Fund notes that this sub-sector suffered significant losses in the beginning of the COVID-19 pandemic in 2020. The non-agency commercial MBS conduit and single-asset single-borrower sub-sectors also detracted from performance. For additional information regarding the drivers of the Fund’s performance, the Fund refers to its annual report on Form N-CSR that was filed on March 5, 2021.

9.

In the sub-section titled “Risks—Interest Rate Risk” beginning on page 47 of the Prospectus, please update the reference to LIBOR to discuss the transition preparations that have been made since the announcement of the discontinuation of LIBOR. Please tailor this risk disclosure to describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including (1) if the Fund will invest in instruments that pay interest at floating

Securities and Exchange Commission	April 23, 2021

rates based on LIBOR that do not include fallback provisions that address how interest rates will be determined if LIBOR stops being published, and how that would affect the liquidity of these investments, and (2) how the transition to any successor rate could impact the value of the Fund’s investments that reference LIBOR.

The Fund confirms that the requested changes will be made in the amendment.

10.	In the third bullet in the section titled “Incorporation by Reference” on page 93, please update the hyperlink to the Fund’s Annual Report on Form N-CSR and provide the filing date.

The Fund confirms that it will update the hyperlink to the Fund’s Annual Report on Form N-CSR and will provide the filing date.

11.

General Instruction A.2. in Form N-2 provides that a Fund may incorporate by reference any report to shareholders meeting the requirements of Section 30(e) of the Investment Company Act and Rule 30e-1 thereunder. Accordingly, please update the reference to Rule 30(b)(2) in the section titled “Incorporation by Reference” on page 93.

The Fund confirms that it will correct the reference to Rule 30(b)(2) to be Section 30(b)(2) of the Investment Company Act, which provides that the Fund must file with the Commission periodic and interim reports (or other communications) containing financial statements that are transmitted to stockholders. The Fund notes that such reports meet the requirements of Section 30(e) of the Investment Company Act and, thus, may be incorporated by reference in the Registration Statement.

12.	Please provide the undertakings required by Item 34.1 of Form N-2.

The Fund notes that the undertakings required by Item 34.1 of Form N-2 do not apply as the Registration Statement is filed pursuant to General Instructions A.2 of Form N-2 to register an offering in reliance on Rule 415 under the Securities Act. The Fund also confirms that it meets the requirements of General Instruction A.2.

13.

Please confirm supplementally that the Fund will include as an exhibit in a post-effective amendment pursuant to Rule 462 of the Securities Act, the final version of any agreement filed as a “form of” exhibit to the Registration Statement.

The Fund confirms that it will include the final version of any agreement filed as a “form of” exhibit to the Registration Statement as an exhibit in a post-effective amendment pursuant to Rule 462 under the Securities Act.

Please do not hesitate to call me at (202) 636-5806 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

Securities and Exchange Commission	April 23, 2021

cc:	George Hoyt, Franklin Templeton

David W. Blass, Simpson Thacher & Bartlett LLP

Debbie Sutter, Simpson Thacher & Bartlett LLP

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